Exhibit 99.30

TSX:  JE

•	FOR IMMEDIATE RELEASE

JUST ENERGY GROUP REAFFIRMS GUIDANCE

AND WILL MAINTAIN CURRENT $1.24 ANNUAL DIVIDEND IN THE FUTURE

TORONTO, October 3, 2011—Just Energy Group Inc. (TSX—JE) (“Just Energy” or the “Company”) announced today that, in light of inaccurate market rumours which it believes have adversely impacted the Company’s share price, management is reaffirming the following guidance with respect operations for the remainder of the year ended March 31, 2012:

1)	Just Energy expects per share growth in Gross Margin and Adjusted EBITDA of 5% for the fiscal year. First quarter results showed year over year growth of 14% and 23% respectively and the results of the second quarter expected to be announced November 8, 2011, will show the Company remains ahead of the pace necessary to meet the guidance. Nothing management currently sees causes concern that the third and fourth quarter results will not be sufficient to result in the company exceeding its guidance.

2)	Just Energy expects the payout ratio for ordinary dividends after all cash operating expenditures will be less than the targeted 100% for fiscal 2012, consistent with payout ratios throughout Just Energy’s history as a publicly traded entity.

Given that the Company believes it will meet or exceed all its financial growth targets for the year and the closing expected today of the recently announced immediately accretive Fulcrum acquisition, Just Energy sees no reason why it would consider reducing its dividend which is covered by current cashflows. The Just Energy Board has not considered a reduction in the dividend and no discussion of any future reduction is planned.

Management is not aware of anything affecting its business that would justify Just Energy’s recent price decline. The Company had strong operating results during the 2008-2009 recession and benefits from difficult labour markets when identifying and training new independent sales contractors. While sustained low gas and electricity prices make new sales and renewals more difficult than at times of commodity price volatility, these conditions have been in place for more than three years and Just Energy has had record new customer additions over this period.

CEO Ken Hartwick said, “During the recession beginning in 2008, Just Energy was faced with the same challenges we see today. While heavy home foreclosures in the United States caused both our attrition and bad debt expense to move higher than we would have liked, we ended fiscal 2009 with 16% growth in gross margin and 15% in distributable cash. We believe we are uniquely prepared for a difficult economy in that we provide essential products which are not reliant on discretionary income.”

“Our matched contracts allow us a clear view of our future cashflow and there is nothing we see that will threaten our current dividend. This dividend is comfortably covered under current conditions and the future growth built on record customer additions over the past five reported quarters would indicate that it will remain comfortably covered for the future.”

Executive Chair Rebecca MacDonald added, “In times of financial panic, markets can behave in strange ways. In the past, Just Energy has shown that it can continue to grow regardless of difficult economic conditions. Our dividend is sound and the nature of our cashflows gives us clear vision of the funds which will support the dividend going forward. At the end of last quarter, our $350 million working capital line had $63 million outstanding and we had cash and equivalents of $76 million. Our financial position is sound. We have worked hard to diversify our business over the past three years both geographically and through new products like our Green offerings. Today, every division of the Company is contributing to cashflow.”

“Today, our stock has a dividend yield of over 12%. Combining this with our reconfirmed growth guidance, Just Energy should be one of the first places investors look for protection in light of troubled capital markets”.

About Just Energy

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

Non IFRS Measures

Management believes the best basis for analyzing Just Energy’s operating performance is to focus on Adjusted EBITDA. “EBITDA” represents earnings before interest, taxes, depreciation and amortization. “Adjusted EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. In addition, the Adjusted EBITDA calculation deducts marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity.

These non-IFRS measures may not be comparable to those used by other entities.

Forward-Looking Statements

This press release contains forward-looking statements including statements pertaining to forecast per share growth in Gross Margin and Adjusted EBITDA in fiscal 2012, the payout ratio for the balance of 2012, maintenance of current dividend levels and the anticipated benefits of the Fulcrum acquisition. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition, dependence on certain suppliers, the risk that the businesses of Just Energy and Fulcrum will not be integrated successfully and on a timely basis and the risk that any growth prospects from the combination of the businesses will not be fully realized or will take longer to realise than expected. Additional information on these and other factors that could affect Just Energy’s operations, financial results, growth prospects or dividend levels, are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergy.com. Just Energy cannot assure readers that actual results will be consistent with these forward-looking statements and we undertake no obligation to update such statements except as expressly required by law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

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